Exhibit 11
Pinnacle Entertainment, Inc.
Computation of Earnings Per Share
(in thousands, except per share data)

	For the three months ended March 31,
	Basic		Diluted
	2017	2016	2017	2016
Weighted average number of common shares outstanding	55,977	61,362	55,977	61,362
Potential dilution from share-based awards	—	—	4,907	2,209
Total shares	55,977	61,362	60,884	63,571

Income from continuing operations	$17,208	$40,893	$17,208	$40,893
Income from discontinued operations, net of income taxes	—	125	—	125
Net income	17,208	41,018	17,208	41,018
Less: Net loss attributable to non-controlling interest	9	8	9	8
Net income attributable to Pinnacle Entertainment, Inc.	$17,217	$41,026	$17,217	$41,026

Per share data:
Income from continuing operations	$0.31	$0.67	$0.28	$0.65
Income from discontinued operations, net of income taxes	—	0.00	—	0.00
Net income per common share	$0.31	$0.67	$0.28	$0.65